SCHEDULE 13D

  (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

HESTIA INSIGHT INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42815H 10 9

(CUSIP Number)

Edward Lee

c/o Hestia Insight Inc.

400 S. 4th Street, Suite 500

Las Vegas, NV 89101

(702) 793-4028

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON Edward Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,534,200 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,534,200 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 20,534,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.57% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As of the date of the events which requires filing of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 20,534,200 shares of Common Stock (collectively, the “Securities”), which includes (i) 8,488,200 shares of Common Stock held directly by the Reporting Person, (ii) 9,566,000 shares of Common Stock held by ECL Capital Partners Corp. (“ECL”), and (iii) 2,480,000 shares of common stock held by Mrs. Sherry Lee. ECL Capital Partners Corp. is an entity owned and controlled by Reporting Person. Mrs. Sherry Lee is the wife of Reporting Person.

(2)	Percentage of class calculated based on an aggregate of 27,910,200 shares issued and outstanding as of March 15, 2021, after giving effect to the transactions described in Items 3 and 4 of this Schedule 13D.

Item 1.  Security and Issuer.

This Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Hestia Insight Inc., a Nevada corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 400 S. 4th Street, Suite 500, Las Vegas, NV 89101.

Item 2.  Identity and Background

This Statement is being filed by and on behalf of Edward Lee (“Reporting Person”). ECL Capital Partners Corp. is an entity owned and controlled by Reporting Person. Mrs. Sherry Lee is the wife of Reporting Person.

The address of the Reporting Person is c/o Hestia Insight Inc., 400 S. 4th Street, Suite 500, Las Vegas, NV 89101

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 16, 2019 the Company entered into a Share Exchange Agreement with Hestia Investments Inc. to exchange, on a 1-for-1 basis, 27,614,200 shares of the Company’s common stock in exchange for 27,614,200 shares of Hestia Investments Inc. which were owned by 100% of the then-shareholders of Hestia Investments, including Reporting Person, ECL, and Mrs. Sherry Lee (the “Share Exchange Transaction”). Pursuant to and in connection with the Share Exchange Transaction, (i) Reporting Person was issued 8,488,200 shares of Common Stock of the Company, (ii) ECL was issued 9,566,000 shares of Common Stock of the Company, and (iii) Mrs. Sherry Lee was issued 2,480,000 shares of Common Stock of the Company. ECL is an entity owned and controlled by Reporting Person, and Mrs. Sherry Lee is the wife of Reporting Person. As a result of the Share Exchange Transaction, Hestia Investments Inc. became a wholly owned subsidiary of the Company.

Prior to the Share Exchange Transaction, the Reporting Person, ECL, and Mrs. Sherry Lee, held an aggregate of 20,534,200 shares of common stock of Hestia Investments Inc. These shares were converted into an aggregate of 20,534,200 shares of common stock of Issuer at the closing of the Share Exchange Transaction.

The foregoing description of the terms of the Share Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

The issuances of the above Securities were made in reliance upon exemptions from registration pursuant to section 4(a)(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 20,534,200 or 73.57% of the Issuer’s Common Stock.

(b) Reporting Person holds sole voting and dispositive power over the Securities as issued to him and entities controlled by him.

(c) Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the Securities in the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities of the Issuer owned by Reporting Person.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
10.1	Definitive Share Exchange Agreement, dated May 16, 2019, by and between Hestia Investments Inc. (“Hestia”), each of the shareholders of Hestia, and Hestia Insight Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2021

/s/ Edward Lee
Edward Lee